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                             EXCELERGY CORPORATION
                               181 SPRING STREET
                              LEXINGTON, MA  02421
                           Telephone:  (781) 372-5000
                           FACSIMILE:  (781) 372-5297

                              November 2, 2000


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Excelergy Corporation
         Request to Withdraw Registration Statement on Form S-1
         (Registration No. 333-32212)
         ----------------------------

Securities and Exchange Commission:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Excelergy Corporation (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on March 10, 2000.

     The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $.01 per share ("Common Stock"). The Registrant has determined that at this time it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not at this time proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

     The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fees will not be returned to it.
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Securities and Exchange Commission
November 2, 2000
Page 2


     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (781) 372-5297.

                              Sincerely,

                              Excelergy Corporation



                              By: /s/ Cary Bullock
                                  ----------------
                                  Cary Bullock
                                  President


cc: Carol McGee, Mail Stop 3-9 (Securities and Exchange Commission) Stephen N. Gregorio (Excelergy Corporation)
     Mark H. Burnett, Esq. (Testa, Hurwitz & Thibeault, LLP)
     Sarah A. Wasserman, Esq. (Testa, Hurwitz & Thibeault, LLP)